INTERACTIVE HEALTH, INC.
3030 Walnut Avenue
Long Beach, CA 90807

March 29, 2005

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Pamela A. Long

  Re:
  Interactive Health, Inc.
  Registration Statement on Form 8-A
  File No. 000-51144

Dear Ms. Long:

        Interactive Health, Inc. (the "Company") hereby requests withdrawal of the above-referenced registration statement on Form 8-A, filed by the Company with the Securities and Exchange Commission on February 8, 2005 (as amended by Amendment No. 1 to Form 8-A filed on February 8, 2005) for the purpose of registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

        Please provide the Company, and our counsel at Gibson, Dunn & Crutcher LLP, with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct any questions to Jon Layne at (310) 552-8641 or Josh Kreinberg at (213) 229-7775. Thank you for your time and assistance.

Very truly yours,

INTERACTIVE HEALTH, INC.

/s/ CRAIG P. WOMACK Craig P. Womack Chief Executive Officer, Chief Operating Officer and Director
cc:
C. Heath Glennon, The Nasdaq Stock Market
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
Joshua A. Kreinberg, Gibson, Dunn & Crutcher LLP
Eric S. Haueter, Sidley Austin Brown & Wood LLP
Robert W. Kadlec, Sidley Austin Brown & Wood LLP